January 7, 2014

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel

Mr. Robert S. Littlepage

RE:	NeoPhotonics Corporation

Form 10-K for the Year Ended December 31, 2012

Filed March 15, 2013

File No. 001-35061

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are responding to Comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2013 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the subject Form 10-K.

Form 10-K for the Year Ended December 31, 2012

Consolidated Balance Sheets, page 65

Restricted Cash, page 73

1.	We note on page 95 that you agreed to use at least $30 million of proceeds from the sale of common stock to establish a wholly-owned subsidiary in the Russian Federation. We further note the stipulation in the Rights Agreement that no more than 20% of funds used for general working capital and R&D related to the Russian subsidiary’s current and potential products may be spent outside the Russian Federation. In light of the restricted use of proceeds per the Rights Agreement, tell us how you considered Rule 5-02.1 of Regulation S-X in determining the amount reported as restricted cash on the balance sheet.

Response to Comment 1:

Rule 5-02.1 of Regulation S-X requires separate disclosure of cash or cash items “which are restricted as to withdrawal or usage”, including “company statements of intention with regard to particular deposits”. In response to the Staff’s comments, the Company notes that the Rights Agreement does not require the Company to place the proceeds into a restricted bank account and does not impose restrictions on the use of any bank account balances in order to comply with the use of proceeds provision of the Rights

2911 Zanker Road, San Jose, CA 95134-2125  USA  T +1.408.232.9200  F +1.408.456.2971  www.neophotonics.com

Agreement. Therefore, no cash balances were placed in a bank account within the Russian Federation, or in any bank account outside of the Russian Federation, that were subject to any bank restrictions on use of the account balance exclusively for the purpose of complying with the use of proceeds requirements in the Rights Agreement. The Company supplementally advises the Staff that the amount of cash held in Russian Federation subsidiary bank account at December 31, 2012 was RUB 837,606 (US$27,500). Since the Rights Agreement does not place any restrictions on specific deposits or bank accounts, no separate disclosure is required under the restriction as to withdrawal or usage criterion set forth in Rule 5-02.1 of Regulation S-X.

With regard to the company statements of intention criterion, the Company would like to clarify that the Rights Agreement provides the Company considerable discretion in how the Company can satisfy the use of proceeds requirement; for instance, there is no prohibition on acquiring existing qualifying assets including intellectual property and other physical assets from within the consolidated NeoPhotonics companies and transferring those assets to the Russian Federation subsidiary, and that is the Company’s intent. Therefore, given that management’s intent is to satisfy the requirement of the Rights Agreement primarily through non-cash means, the criterion related to management’s intention has not been met for a restricted cash classification. The amount of cash and cash equivalents disclosed on the balance sheet at December 31, 2012 is immediately available with no restrictions.

The Company also would like to respectfully correct and clarify the Staff’s statement “that no more than 20% of the funds used for general working capital and R&D related to the Russian subsidiary’s current and potential products may be spent outside the Russian Federation.” The Company respectfully advises the Staff that the language of the foregoing provision only applies to research and development, and not to general working capital. For the Staff’s convenience, we have copied below the relevant paragraph (immediately after clause H on page 20 of the Rights Agreement):

“The Company may also use a portion of such funds for general working capital (including general and administrative services) and research and development purposes related to the Russian Subsidiary’s current and potential products; provided, that no more than 20% of the total foregoing amount used for purposes of research and development may be spent outside of the Russian Federation.”

There is no limitation on the amount of general working capital (including general and administrative services) that can be spent outside of the Russian Federation. Therefore, the Company has discretion on using a portion of the proceeds for general working capital (including general and administrative services) as long as it is related to the Russian subsidiary’s current and potential products. The Company supplementally advises the Staff that the working capital deficit of the Company’s Russian Federation subsidiary at December 31, 2012 was RUB 1,907,267 ($US62,600).

Therefore, based on the above factors, the Company believes that no amount of proceeds received from the sale of common stock in this transaction should be classified as restricted cash as of December 31, 2012 under Rule 5-02.1 of Regulation S-X.

2911 Zanker Road, San Jose, CA 95134-2125  USA  T +1.408.232.9200  F +1.408.456.2971  www.neophotonics.com

In order to provide additional information to readers of the Company’s financial statements, the Company proposes to expand its disclosure in the relevant footnote of the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 to read as follows:

“In connection with the private placement transactions, the Company agreed to use at least $30.0 million for purposes relating to establishing a wholly-owned subsidiary and a facility in the Russian Federation for the benefit of the Company’s global organization. The Company has discretion over the specific allocation of funds toward this purpose (including the Company’s intent of acquiring assets from other subsidiaries), and there are no restrictions on usage or withdrawal of Company bank accounts in order to comply with the use of proceeds covenant.”

Consolidated Statement of Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity, pages 68-69

2.	Per your disclosure on page 33, your subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year to fund statutory common reserves as well as allocate a discretional portion of their after-tax profits to their staff welfare and bonus fund. Tell us why the appropriation of your PRC subsidiaries’ retained earnings is not shown within the stockholders’ equity. Refer to ASC 505-10-45-3.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the restrictions of its PRC subsidiaries’ retained earnings is not an appropriation of the Company’s PRC subsidiaries retained earnings; rather they are a restriction on the PRC subsidiaries’ ability to declare and pay dividends. Therefore, the Company respectfully submits that a separate disclosure within the stockholders’ equity is not required. The Company supplementally advises the Staff that the amount of restricted PRC retained earnings was 2% of the Company’s accumulated deficit. In response to the Staff’s comment, for future filings, pursuant to Rule 4-08(e) of Regulation S-X, the Company would like to include a statement in the footnote disclosures that reads as follows “$6.3 million of accumulated deficit of the Company was subject to restriction due to the fact that the Company’s subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year to fund statutory common reserves as well as allocate a discretional portion of their after-tax profits to their staff welfare and bonus fund.”

3.	Tell us whether the restricted net assets of your Russian subsidiary and other non-US subsidiaries, including but not limited to your PRC subsidiaries exceed 25% of your consolidated net assets as of December 31, 2012. Refer to the footnote and schedule requirements in Rule 4-08(e) of Regulation S-X and SAB.T.6K2.

Response to Comment 3:

The restricted net assets of the Company’s non-US subsidiaries were less than 25% of the Company’s consolidated net assets as of December 31, 2012 or for any other period presented, and are expected to be less than 25% as of December 31, 2013.

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2911 Zanker Road, San Jose, CA 95134-2125  USA  T +1.408.232.9200  F +1.408.456.2971  www.neophotonics.com

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 232-9200 with any questions or further comments regarding the Company’s responses to the Staff’s Comments.

Yours very sincerely,

NEOPHOTONICS CORPORATION

/s/ Clyde R. Wallin

Clyde R. Wallin

Senior Vice President and Chief Financial Officer

2911 Zanker Road, San Jose, CA 95134-2125  USA  T +1.408.232.9200  F +1.408.456.2971  www.neophotonics.com